

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2017

Via E-Mail

Andrew Freedman
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re:** **Taubman Centers, Inc.**
> **DFAN14A filed on June 19, 2017**
> **DFAN14A filed on June 12, 2017**
> **PREC14A filed on June 12, 2017**
> **Filed by Land & Buildings Capital Growth Fund, LP et al.**
> **File No. 1-11530**

Dear Mr. Freedman:

The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Predictions as to specific future market values may be misleading within the context of Rule 14a-9 where there is no basis for or explanation of the forecasted information. During the conference call on June 12, 2017 (the transcript of which is field as an exhibit to the DFAN14A filed on the same date), Mr. Litt stated: "We estimate the value is $106 per share – it is trading in the $60's." There is not factual foundation expressed as to how you arrived at this prediction of value. Please avoid such

       unsubstantiated statements in future without adequate factual foundation to explain how you arrived at the estimate.

2. Please supplementally provide copies of the pleadings in the lawsuit you reference and that you have filed against the Company in Delaware State Court. If you previously filed these documents in connection with another proxy contest, please identify the filing.

Preliminary Solicitation Statement filed June 12, 2017

3. On the first page of the definitive solicitation statement, include the disclosure regarding the date it is being mailed by security holders, as required by Item 1(b) of Schedule 14A. (We note the statement at the bottom of page 6).

4. On the cover page, state the date by which you must obtain the consents of 25% of shareholders in order to call a special meeting by reference to the date the first written consent is obtained pursuant to this solicitation.

5. Please provide the disclosure required by Item 23 of Schedule 14A.

Why You Were Sent the Solicitation Statement, page 3

6. You assert that you were successful in "forcing the Company to admit that it had serious deficiencies." It appears that even if your proxy contest resulted in the Company's promise to make certain corporate governance changes, this is not tantamount to acknowledging serious deficiencies. Please revise this statement to acknowledge that it is your belief that your intervention resulted in the commitments made by the Company, and to modify the "serious deficiencies" language cited to more accurately reflect the Company's alleged commitments.

7. On page 5, revise the reference to the "entrenchment-minded provisions of the Company's Bylaws and Charter," or re-characterize as your belief rather than as a statement of fact.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　/s/ Christina Chalk

　　　　　　　　　　　　　　Christina Chalk
　　　　　　　　　　　　　　Senior Special Counsel
　　　　　　　　　　　　　　Office of Mergers and Acquisitions